Exhibit 12


                            Fleming Companies, Inc.
               Computation of Ratio of Earnings to Fixed Charges

                                                   40 Weeks Ended
                                               October 2,     October 3,
(In thousands of dollars)                         1999           1998

Earnings:
  Pretax income (loss)                         $(55,200)      $ 54,252
  Fixed charges, net                            150,098        152,380

     Total earnings                            $ 94,898       $206,632

Fixed charges:
  Interest expense                             $127,240       $124,411
  Portion of rental charges
    deemed to be interest                        22,508         27,640
  Capitalized interest                              428              -

     Total fixed charges                       $150,176       $152,051

Deficiency                                      $55,278              -

Ratio of earnings to fixed charges                  .63           1.36


"Earnings" consists of income before income taxes and fixed charges excluding capitalized interest. Capitalized interest amortized during the respective periods is added back to earnings.

"Fixed charges, net" consists of interest expense, an estimated amount of rental expense which is deemed to be representative of the interest factor and amortization of capitalized interest.

The pro forma ratio of earnings to fixed charges is omitted as it is not applicable.

Under the company's long-term debt agreements, "earnings" and "fixed charges" are defined differently and amounts and ratios differ accordingly.